This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES ITS

2020 CAPITAL BUDGET AND 2019 YEAR-END RESERVES

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, February 5, 2020 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announces its 2020 capital budget, 2020 production guidance, and 2019 year-end reserves.  All dollar values are expressed in US dollars unless otherwise stated.

TransGlobe will be holding a conference call and webcast at 0900 am MT/1600 pm GMT, Thursday, February 6 to provide a review of the 2020 Budget, the 2019 year-end reserves and South Harmattan opportunity in more detail.

TransGlobe Energy Corporation Canadian Operations and 2020 Budget Webcast

Participant Toll Free Dial-In Number: +1 (866) 209-9443
Participant International Dial-In Number: +1 (825) 312-2294

Conference ID: 7166918

Webcast

https://event.on24.com/wcc/r/2187843/F8237D382E4376D943A77E2F2C63AAF0

2020 BUDGET HIGHLIGHTS

•	TransGlobe has set its 2020 capital budget at $37.1 MM (before capitalized G&A);
o	Egypt $23.7 MM
o	Canada $13.4 MM
•	2020 average production guidance is set at 14.5 to 15.5 Mboepd with a midpoint of 15.0 Mboepd;

The Company is taking a cautious approach to guidance with a significant portion of investment scheduled for the second half of the year following 2019 where production increases exceeded expectations

o	Egypt 11.9 – 12.7 Mbopd
o	Canada 2.6 – 2.8 Mboepd
•	The 2020 drilling program includes 16 Egypt wells (12 development and 4 exploration) and 4 Canadian horizontal Cardium wells (4 development) at South Harmattan.

OPERATIONAL UPDATE

•	Production averaged 15.3 MBoepd in December 2019 and 16.0 Mboepd for the year ended 2019 versus the most recently updated 2019 guidance of 15.5 to 16.0 MBoepd provided on October 30, 2019;
•

South Ghazalat-6X’s upper Bahariya reservoir was brought on stream on December 24, 2019 at a field estimated initial rate of 800 - 1,000 Bopd light and medium crude, as planned. However, the well rate has  been restricted to a field estimated 250 - 350 Bopd light and medium crude to evaluate the well, manage the reservoir and optimize the separation of oil, gas and water;
•

The SHAMS-2 rig, contracted in Egypt to drill HW-2A (Eastern Desert appraisal well to HW-2X) followed by SGZ-6A (Western Desert appraisal well on upper and lower Bahariya to SGZ-6X), has mobilized to location at HW-2A and is undergoing inspection prior to the commencement of drilling;

•	NWG-38D-1 has been stimulated and is cleaning up;
•	Negotiations continue with the Egyptian government to amend, extend and consolidate the Company’s Eastern Desert concession agreements;
•

In Canada, as previously announced, the 2-mile well in South Harmattan has achieved a calculated IP30 estimated at 417 Boepd and a calculated estimated IP60 is 341 Boepd both calculated on a productive day basis.  Although the production history is relatively short and not necessarily indicative of long-term performance or ultimate recovery, due to the nature and extent of the undeveloped area targeted by the well, the Company is very encouraged about the resource potential of the 18.5 undeveloped 100% working interest sections of land that it holds in the South Harmattan area.

Please see the table entitled “Production Disclosure” at the end of this news release for the detailed constituent product types and their respective quantities measured at the first point of sale for all production amounts disclosed in this news release on a Bopd and Boepd basis.

2019 RESERVES SUMMARY

•

Total gross proved reserves (“1P”) of 25.4 MMboe decreased 1.5 MMboe or 5% from year-end 2018 (YE 2018: 26.9 MMboe) primarily due to annual production of ~5.8 MMboe, that was substantially offset by ~2.8 MMboe of positive net revisions and ~2.0 MMboe of drilling additions.

•

Total gross proved plus probable reserves (“2P”) of 45.3 MMboe increased ~1.2 MMboe or 3% from year-end 2018 (YE 2018: 44.1 MMboe) resulting primarily from ~4.4 MMboe of positive net revisions and ~3.4 MMboe of drilling additions offset by ~5.8 MMboe of annual production.

-	2P reserves were comprised of 59% Egypt (medium/heavy oil) and 41% Canada (14% conventional natural gas, 13% natural gas liquids and 14% light crude oil).
•	Replaced 82% and 135% of 2019 production (~5.8 MMboe) on a respective 1P and 2P gross reserves basis (excluding economic factors).
•	Total proved plus probable plus possible (“3P”) gross reserves of 63.3 MMboe (YE 2018: 61.8 MMboe) representing a 1.5 MMboe or 2% increase.

Egypt

-

2P drilling additions of 3.4 MMbbl resulted from the successful extension of H field with the HW-2X well, infill drilling at K field with K-63 and the conversion of undeveloped reserves at Northwest Gharib and M and H fields.

-

Positive 2P technical revisions of 3.8 MMbbl occurred at West Bakr due to better performance resulting from production optimization projects.  Optimization projects also resulted in positive technical revisions of 0.6 MMbbl at West Gharib and other concessions revisions were essentially neutral.

Canada

-	2P drilling additions of 2.0 MMboe resulted from the extension at Harmattan with the successful drilling of the 2-mile horizontal outpost well in South Harmattan.
-

Minor 2P negative technical revisions of 0.2 MMboe resulted from reduced Wabamun gas locations and performance. 2P Economic factors yielded a negative revision of 0.8 MMboe due to lower commodity price forecasts, primarily from natural gas.

•	Net present value of future net revenues of $288 MM after tax (2P reserves discounted at 10%, forecast pricing), 11% lower compared to year-end 2018.
-

Canadian net present value of future net revenues in USD (2P reserves discounted at 10%, forecast pricing after tax) of $102 MM is 13% lower compared to 2018 primarily due to reduced gas locations and commodity pricing.

-

Egyptian net present value of future net revenues in USD (2P reserves discounted at 10%, forecast pricing after tax) decreased 11% year over year to $185 MM primarily due to higher royalties at West Bakr.

Randy Neely, Chief Executive Officer of TransGlobe, said:

“We are pleased with the results of the 2019 drilling program and we aim to build upon this success in 2020.  The 2020 plan is focused on the most value accretive projects within the portfolio to maximize free cash flow to fund future value growth opportunities and bolster the current production base.

In Egypt, the focus is on growing production in the Eastern Desert while we continue to evaluate the potential of the South Ghazalat acreage. In Canada, the focus is on developing South Harmattan where we have made a potentially significant discovery of resources in a new, effectively undrilled area, where we already have a significant footprint.

Our 2020 budget underlines the confidence we have in the potential of the TransGlobe portfolio.”

2020 CAPITAL GUIDANCE

The Company’s 2020 capital program of $37.1 MM (before capitalized G&A) includes $23.7 MM for Egypt and $13.4 MM for Canada.  The 2020 Plan was prepared to focus on value accretive projects within its portfolio, maximize free cash flow to direct at future value growth opportunities and to maintain the Company’s production base.

Egypt

The $23.7 MM Egypt program has $5.4 MM (23%) allocated to exploration and $18.3 MM (77%) to development.  The primary focus of the 2020 Egypt plan is to sustain Eastern Desert production and to evaluate the South Ghazalat development lease in the Western Desert while we await finalization of the consolidation of our Eastern Desert PSCs.  South Ghazalat production has been forecast at a rate constrained by reservoir management considerations on the upper Bahariya reservoir, with additional production forecasted from the lower Bahariya.

The $5.4 MM 2020 exploration program in Egypt includes three exploration wells in the Eastern Desert (one well in West Bakr, two wells in NW Gharib), and one exploration well in South Ghazalat in the Western Desert.  The West Bakr exploration well is in H block targeting the Yusr reservoir in an adjacent fault block to the HW-2X discovery placed on production during 2019.  The NW Gharib exploration wells are targeting undrilled faults block north and west of the NWG 38A pool. The South Ghazalat exploration well targets a prospect to the east of the SGZ-6X discovery placed on production during 2019.

The 2020 development program is principally focused on the Eastern Desert and includes: four development wells in West Bakr (two each in H and K pools), one Red Bed appraisal well in the NW Gharib 3X pool, six development wells targeting the Arta Nukul reservoir in West Gharib and NW Gharib, ten recompletions in West Bakr, four recompletions in West Gharib, water handling expansion at West Bakr and development/ maintenance projects in the Eastern Desert (West Bakr, NW Gharib and West Gharib). A single development well is planned in the SGZ-6X pool, targeting the prolific lower Bahariya reservoir, in the Western Desert.

Canada

The $13.4 MM Canada program consists of four (4 net) horizontal (multi-stage stimulated) wells targeting the Cardium light oil resource at Harmattan and additional maintenance/development capital.  The Cardium drilling program in 2020 consists of three 2-mile and one 1-mile development wells in South Harmattan.

The approved 2020 capital program is summarized in the following table:

	TransGlobe Net Capital (US$MM)				Gross Well Count
Concession	Development		Exploration	Total Capex[2]	New Drills		Total Wells
	Wells	Other[1]	Wells		Dev	Expl
West Gharib	4.9	0.7	0.0	5.6	4	0	4
West Bakr	6.2	1.8	1.2	9.2	4	1	5
NW Gharib	3.1	0.1	2.4	5.6	3	2	5
South Ghazalat	1.5	0.1	1.8	3.3	1	1	2
Egypt	15.7	2.7	5.4	23.7	12	4	16
Canada	11.4	2.0	0.0	13.4	4	0	4
Total	27.1	4.7	5.4	37.1	16	4	20
1	Other includes completions, workovers, recompletions and equipping.
2	Table may not total due to rounding.

2020 PRODUCTION OUTLOOK

The 2020 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

Total corporate production is expected to range between 14.5 Mboepd and 15.5 Mboepd for 2020 (mid-point of 15.0 Mboepd) with a 93% weighting to oil and liquids.  Egypt oil production is expected to range between 11.9 and 12.7 Mbopd in 2020.  Canadian production is expected to range between 2.6 and 2.8 Mboepd in 2020.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

Western Desert – South Ghazalat (100% WI)

Production was initiated at South Ghazalat on December 24, 2019 from the SGZ-6X well following the installation of production facilities at site. Initial oil production was in the range of a field estimated 800 - 1,000 Bopd light and medium crude, however, the gas oil ratio rapidly increased to a level that interfered with the ability to separate oil from water in the facilities. This, combined with prudent management practices on the upper Bahariya reservoir completed in this well, has led to the well now being produced at a restricted field estimated 250 – 350 Bopd of light and medium crude. The lower Bahariya reservoir also tested oil in this well and remains a future recompletion target.

The SHAMS-2 rig, contracted in Egypt to drill HW-2A (Eastern Desert appraisal well to HW-2X) followed by SGZ-6A (Western Desert appraisal well on upper and lower Bahariya to SGZ-6X), has mobilized to location at HW-2A and is undergoing inspection during rig up prior to the commencement of drilling.

Eastern Desert (100% WI)

As noted above, the SHAMS-2 rig has mobilized to the HW-2A location in West Bakr, where it will shortly drill a Yusr reservoir appraisal well to the successful HW-2X exploration well which continues to produce in excess of a field estimated 700 Bopd of heavy crude.

Stimulation of NWG 38 D-1 has been completed and the well put on production. The well is currently cleaning up.

PSC Consolidation

Constructive negotiations with Egyptian General Petroleum Corporation (“EGPC”) to amend, extend and consolidate the Company’s Eastern Desert concession agreements continue in line with previous disclosure, with the anticipated successful conclusion of negotiations likely to lead to a revised agreement in the second half of 2020.

CANADA

As a result of the initial success of the 2-mile appraisal/outpost well in South Harmattan (details previously released on January 30, 2020), the Company has focused additional capital into Canada for 2020 as part of its continual focus on growing cash flow and value across the asset portfolio.

RESERVES

The Company’s 2019 year-end reserves were prepared by GLJ Petroleum Consultants (“GLJ”), a Calgary-based independent qualified reserves evaluator, in accordance with National Instrument 51-101 and the Canadian Oil and Gas Evaluation Handbook.

The following is a summary of GLJ’s evaluation for the year ended December 31, 2019 dated February 4, 2020 (the “GLJ Report”). The recovery and reserve estimates of crude oil, natural gas liquids (“NGLs”) and conventional natural gas reserves provided in this news release are estimates only, and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil, NGL and conventional natural gas reserves may be greater than, or less than, the estimates provided herein.  All 2019 year end reserves presented are based on GLJ’s forecast pricing, effective January 1, 2020.

The following tables may not total due to rounding.

Table 1:  Oil and Gas Reserves - Based on Forecast Prices and Costs1

Effective December 31, 2019	Light Crude Oil & Medium Crude Oil		Heavy Oil		Conventional Natural Gas		Natural Gas Liquids		BOE
	Gross	Net[2]	Gross	Net[2]	Gross	Net[2]	Gross	Net[2]	Gross	Net[2]
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(Bcf)	(Bcf)	(MMbbl)	(MMbbl)	(MMboe)	(MMboe)
Proved Developed
Producing
Canada	1.8	1.6	-	-	14.2	11.8	2.3	1.7	6.5	5.3
Egypt	0.8	0.5	11.2	5.5	-	-	-	-	12.1	6.0
Non Producing
Canada	0.1	0.1	-	-	0.3	0.3	0.0	0.0	0.2	0.1
Egypt	0.2	0.1	1.7	0.8	-	-	-	-	1.9	0.9
Total Proved Developed	3.0	2.4	12.9	6.3	14.5	12.1	2.3	1.8	20.6	12.4
Proved Undeveloped
Canada	1.6	1.4	-	-	4.7	4.3	0.8	0.7	3.2	2.8
Egypt	0.3	0.2	1.3	0.6	-	-	-	-	1.6	0.8
Total Proved Undeveloped	1.9	1.6	1.3	0.6	4.7	4.3	0.8	0.7	4.8	3.6
Proved
Canada	3.5	3.1	-	-	19.2	16.4	3.1	2.5	9.9	8.3
Egypt	1.3	0.9	14.2	6.8	-	-	-	-	15.6	7.7
Total Proved	4.9	4.0	14.2	6.8	19.2	16.4	3.1	2.5	25.4	16.0
Probable
Canada	2.6	2.2	-	-	18.9	17.2	3.0	2.6	8.7	7.7
Egypt	1.8	1.1	9.4	4.2	-	-	-	-	11.2	5.2
Total Probable	4.4	3.3	9.4	4.2	18.9	17.2	3.0	2.6	19.9	12.9
Proved Plus Probable
Canada	6.1	5.3	-	-	38.1	33.6	6.1	5.1	18.6	16.0
Egypt	3.1	2.0	23.6	11.0	-	-	-	-	26.7	12.9
Total Proved Plus Probable	9.3	7.3	23.6	11.0	38.1	33.6	6.1	5.1	45.3	28.9
Possible[3]
Canada	1.6	1.3	-	-	13.3	11.6	2.2	1.8	6.0	5.0
Egypt	2.4	1.4	9.6	4.3	-	-	-	-	12.0	5.7
Total Possible[3]	3.9	2.6	9.6	4.3	13.3	11.6	2.2	1.8	18.0	10.7
Total Proved Plus Probable Plus Possible[3]	13.2	9.9	33.2	15.3	51.4	45.2	8.3	6.9	63.3	39.6

Note:

1.

The pricing assumptions used in the GLJ report with respect to the net present value of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below.  See “Forecast Prices used in Estimates”.

2.

Net reserves are the Company’s working interest share after the deduction of royalties.  Net reserves in Egypt include the Company’s share of future cost recovery and production sharing oil after the Government’s royalty based interest but before reserves relating to income taxes payable.  Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

3.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.  There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

2019 Reserve Changes

Reserves at 2019 year-end were higher (gross 2P reserves basis) compared to 2018 year-end due to drilling additions in both Egypt and Canada as well as positive technical revisions resulting from better performance due to production optimization projects.  Drilling additions of 3.4 MMboe (2.4 MMboe from Canada and 1.0 MMboe from Egypt) and positive technical revisions of 4.4 MMboe (primarily from Egypt) more than offset annual production of ~5.8 MMboe.

There were some minor negative revisions due to economic factors (-0.8 MMboe) in Canada primarily due to a reduction in commodity price forecasts and the elimination of Wabamun gas locations.

Egypt

In Egypt, the Company replaced 121% of 2019 production on a 2P gross reserves basis (~5.0 MMbbl) and replaced 93% of 2019 production on a 1P gross reserves basis.  2P drilling additions of 3.4 MMboe resulted from the successful extension of H field with the HW-2X well, infill drilling at K field with K-63 and the conversion of undeveloped reserves at Northwest Gharib and M and H fields.

Positive 2P technical revisions of 3.8 MMboe occurred at West Bakr due to better performance resulting from production optimization projects.  Optimization projects also resulted in positive technical revisions of 0.6 MMboe at West Gharib and other concessions’ revisions were essentially neutral.

Canada

In Canada, the Company replaced 2019 production by 124% on a 2P gross reserves basis (~0.8 MMboe) but was unable to replace 2019 production on a 1P gross reserves basis.  The Company drilled four gross (four net) Cardium formation oil wells.  Three 1-mile horizontal wells were drilled in the Harmattan area representing undeveloped reserves conversions and one 2-mile horizontal well in the South Harmattan area representing new drilling additions.

There were some negative technical revisions resulting from lower type curves, lower GOR trends and two sour gas Wabamum locations were removed due to economics.  Lower commodity price forecasts resulted in negative economic factors as well.

Conventional natural gas reserves represent approximately 14% of the Company’s total 2P reserves assignment (boe basis) as of December 31, 2019.

Estimated Future Net Revenues

The estimated future net revenues for the years December 31, 2019 and December 31, 2018 presented below in millions of U.S. dollars ($MM), are calculated using GLJ’s price forecasts at January 1, 2020 and January 1, 2019 respectively.

All evaluations and reviews of future net revenues are stated prior to any provision for interest costs or general and administrative costs, and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned.  It should not be assumed that the estimated future net revenues shown below are representative of the fair market value of the Company’s properties.  There is no assurance that such price and cost assumptions will be attained, and variances could be material.  The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered.

All dollar amounts set forth in the tables below are in USD.

Table 2: Present Value of Future Net Reserves, After Tax ($MM) Independent Evaluator’s Price Forecast

Present Value by Category	December 31, 2019 Discounted at					December 31, 2018 Discounted at
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved	$298	$237	$198	$171	$152	$328	$268	$227	$197	$175
Proved plus Probable	$513	$368	$288	$237	$203	$533	$402	$323	$271	$235
Proved plus Probable plus Possible	$738	$498	$376	$303	$255	$756	$541	$421	$346	$295

The following tables provide a breakdown of future net revenue by component and production group as at December 31, 2019 forecast prices and costs.

Table 3: Present Value of Future Net Revenue - Based on Forecast Prices and Costs1

	Before Deducting Future Income Taxes[2] Discounted At					After Deducting Future Income Taxes[2] Discounted At
Effective December 31, 2019 (MM$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed
Producing
Canada	86.0	67.3	54.9	46.4	40.2	86.0	67.3	54.9	46.4	40.2
Egypt	128.8	116.3	106.3	98.0	91.2	128.8	116.3	106.3	98.0	91.2
Non Producing
Canada	3.0	2.5	2.1	1.8	1.5	3.0	2.5	2.1	1.8	1.5
Egypt	14.8	12.4	10.6	9.2	8.0	14.8	12.4	10.6	9.2	8.0
Total Proved Developed	232.7	198.5	173.8	155.3	140.9	232.7	198.5	173.8	155.3	140.9
Proved Undeveloped
Canada	61.6	32.6	18.1	10.2	5.7	52.8	28.5	16.0	9.1	5.1
Egypt	12.2	10.0	8.3	7.0	6.0	12.2	10.0	8.3	7.0	6.0
Total Proved Undeveloped	73.8	42.7	26.4	17.2	11.7	65.0	38.5	24.3	16.1	11.1
Proved
Canada	150.6	102.4	75.1	58.3	47.5	141.8	98.3	73.0	57.2	46.9
Egypt	155.9	138.8	125.2	114.2	105.1	155.9	138.8	125.2	114.2	105.1
Total Proved	306.4	241.2	200.3	172.5	152.6	297.7	237.0	198.2	171.4	151.9
Probable
Canada	146.9	70.1	38.0	22.8	14.9	113.0	53.9	29.4	17.8	11.7
Egypt	102.0	77.0	60.0	48.1	39.5	102.0	77.0	60.0	48.1	39.5
Total Probable	248.9	147.0	98.0	70.9	54.3	215.0	130.9	89.4	65.9	51.2
Proved Plus Probable
Canada	297.5	172.4	113.1	81.2	62.3	254.8	152.2	102.3	75.0	58.6
Egypt	257.9	215.7	185.2	162.3	144.6	257.9	215.7	185.2	162.3	144.6
Total Proved Plus Probable	555.3	388.2	298.3	243.5	206.9	512.6	367.9	287.6	237.3	203.1
Possible
Canada	126.6	52.3	27.2	16.7	11.5	97.6	40.5	21.3	13.3	9.4
Egypt	128.3	89.8	67.1	52.6	42.9	128.3	89.8	67.1	52.6	42.9
Total Possible	254.9	142.1	94.2	69.4	54.5	225.8	130.2	88.3	66.0	52.3
Total Proved Plus Probable Plus Possible	810.2	530.2	392.5	312.8	261.3	738.4	498.2	375.9	303.3	255.5

Note:

1.

The pricing assumptions used in the GLJ report with respect to the net present values of future net revenue (forecast) as well as inflation rates used for operating and capital costs are set forth herein.  See “Forecast Prices used in Estimates”.

2.	In Egypt, under the terms of the PSC’s, income tax is current and assessed on all production sharing oil; therefore all Egypt future net revenues are after income tax.

Table 4:  Future Net Revenue by Production Group Based on Forecast Prices and Costs3,4

Effective December 31, 2019	Before Income Taxes	Unit Value
(MM$)	(Disc. at 10% Per Year)	Disc. @10% ($/boe)
Proved Developed Producing
Light Crude Oil & Medium Crude Oil[1]	61.1	16.63
Heavy Oil[1]	96.7	17.65
Conventional Natural Gas[2]	3.4	1.56
Total Proved Developed Producing	161.2	14.23

Proved
Light Crude Oil & Medium Crude Oil[1]	87.3	12.51
Heavy Oil[1]	109.8	16.08
Conventional Natural Gas[2]	3.2	1.45
Total Proved	200.3	12.52

Proved Plus Probable
Light Crude Oil & Medium Crude Oil[1]	134.2	10.81
Heavy Oil[1]	156.2	14.23
Conventional Natural Gas[2]	7.9	1.43
Total Proved Plus Probable	298.3	10.32

Proved Plus Probable Plus Possible
Light Crude Oil & Medium Crude Oil[1]	176.3	10.96
Heavy Oil[1]	202.7	13.24
Conventional Natural Gas[2]	13.5	1.65
Total Proved Plus Probable Plus Possible	392.5	9.91

Notes

1.	Including solution gas and other by-products.
2.	Including by-products but excluding solution gas.
3.	Other company revenue and costs not related to a specific production group have been allocated proportionately to production groups. Unit values are based on Company Net Reserves.
4.	In Egypt, under the terms of the PSC’s, income tax is current and assessed on all production sharing oil; therefore all Egypt future net revenues are after income tax.

Pricing used in the year-end report effective December 31, 2019 is set forth in the tables below.

Table 5:  Forecast Prices used in Estimates effective January 1, 2020

	Light Crude Oil and Medium Crude Oil			Conventional Natural Gas	Natural Gas Liquids – Edmonton					Inflation Rate	Exchange Rate
Year	WTI Cushing Oklahoma (USD/bbl)	Edmonton Par Price 40oAPI (CAD/bbl)	Brent (USD/bbl)	AECO Gas Price (CAD/ MMBtu)	Ethane (CAD/bbl)		Propane (CAD/ bbl)	Butane (CAD/ bbl)	Pentane (CAD/ bbl)	% Per Year	(USD/ CAD)
2020	61.00	71.71	67.00	2.08	6.42	28.68	28.68	48.76	77.80	0.0	0.760
2021	63.00	74.03	68.00	2.35	7.36	31.09	31.09	51.82	79.22	2.0	0.770
2022	66.00	76.92	71.00	2.55	8.05	34.62	34.62	54.62	83.33	2.0	0.780
2023	68.00	80.13	73.00	2.65	8.39	36.06	36.06	56.89	86.54	2.0	0.780
2024	70.00	82.69	75.00	2.75	8.73	37.21	37.21	58.71	89.10	2.0	0.780
2025	72.00	85.26	76.00	2.85	9.08	38.37	38.37	60.53	91.67	2.0	0.780
2026	74.00	87.82	78.00	2.91	9.29	39.52	39.52	62.35	94.23	2.0	0.780
2027	75.81	90.14	79.81	2.97	9.48	40.56	40.56	64.00	96.55	2.0	0.780
2028	77.33	92.09	81.33	3.03	9.69	41.44	41.44	65.38	98.50	2.0	0.780
2029	78.88	94.08	82.88	3.09	9.91	42.33	42.33	66.79	100.49	2.0	0.780
2030+	Escalate oil, gas and product prices at 2.0% per year thereafter									2.0	0.780

The following table summarizes GLJ’s reference price forecast used to estimate future net revenues for Egypt effective December 31, 2019 and December 31, 2018.

Table 6: Reconciliation of Brent Price Forecast

Brent Forecast Pricing (USD/bbl)	2020	2021	2022	2023	2024
Year-end 2019	67.00	68.00	71.00	73.00	75.00
Year-end 2018	68.50	71.25	73.00	75.50	78.00

Table 7: Reconciliations of Changes in Reserves

The following tables detail reconciliation of the changes in TransGlobe’s gross light and medium crude oil, heavy oil, associated and non-associated (combined) conventional natural gas and NGL reserves as at December 31, 2019 compared to such reserves as at December 31, 2018.

TOTAL COMPANY	Light Crude Oil & Medium Crude Oil			Heavy Oil			Conventional Natural Gas
Factors	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (Bcf)	Probable (Bcf)	Proved + Probable (Bcf)
At December 31, 2018	5.8	3.8	9.6	14.0	8.0	22.1	21.6	16.5	38.1
Discoveries	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	0.5	0.6	1.0	1.1	0.3	1.4	1.5	1.6	3.1
Technical Revisions	-0.6	-0.2	-0.8	3.7	1.1	4.8	-0.6	1.8	1.2
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-0.2 .2	0.2	-	-	-0.1	-	-1.2	-1.0	-2.2
Production	-0.6	-	-0.6	-4.7	-	-4.7	-2.1	-	-2.1
At December 31, 2019	4.9	4.4	9.3	14.2	9.4	23.6	19.2	18.9	38.1

	Natural Gas Liquids			BOE
Factors	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (MMboe)	Probable (MMboe)	Proved + Probable (MMboe)
At December 31, 2018	3.4	2.6	6.0	26.9	17.2	44.1
Discoveries	-	-	-	-	-	-
Extensions & Improved Recovery	0.2	0.2	0.4	2.0	1.4	3.4
Technical Revisions	-0.2	0.4	0.2	2.8	1.7	4.4
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	- 0.1	-0.3	-0.4	-0.4	-0.3	-0.8
Production	-0.2	-	-0.2	-5.8	-	-5.8
At December 31, 2019	3.1	3.0	6.1	25.4	19.9	45.3

CANADA	Light Crude Oil & Medium Crude Oil			Heavy Oil			Conventional Natural Gas
Factors	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (Bcf)	Probable (Bcf)	Proved + Probable (Bcf)
At December 31, 2018	4.0	2.0	6.0	-	-	-	21.6	16.5	38.1
Discoveries	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	0.5	0.6	1.0	-	-	-	1.5	1.6	3.1
Technical Revisions	-0.4	-0.2	-0.6	-	-	-	-0.6	1.8	1.2
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-0.2	0.2	-	-	-	-	-1.2	-1.0	-2.2
Production	-0.3	-	-0.3	-	-	-	-2.1	-	-2.1
At December 31, 2019	3.5	2.6	6.1	-	-	-	19.2	18.9	38.1

	Natural Gas Liquids			BOE
Factors	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (MMboe)		Probable (MMboe)	Proved + Probable (MMboe)
At December 31, 2018	3.4	2.6	6.0	11.0	11.4	7.4	18.4
Discoveries	-	-	-	-	-	-	-
Extensions & Improved Recovery	0.2	0.2	0.4	0.9	0.2	1.1	2.0
Technical Revisions	-0.2	0.4	0.2	-0.7	0.2	0.5	-0.2
Acquisitions	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-
Economic Factors	-0.1	-0.3	-0.4	-0.5		-0.3	-0.8
Production	-0.2	-	-0.2	-0.8		-	-0.8
At December 31, 2019	3.1	3.0	6.1	9.9		8.7	18.6

EGYPT	Light Crude Oil & Medium Crude Oil				Heavy Oil			Conventional Natural Gas
Factors	Proved (MMbbl)	Probable (MMbbl)		Proved + Probable (MMbbl)	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (Bcf)	Probable (Bcf)	Proved + Probable (Bcf)
At December 31, 2018	1.9	1.8	1.5	3.6	14.0	8.0	22.1	-	-	-
Discoveries	-	-	0.4	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-		-	1.1	0.3	1.4	-	-	-
Technical Revisions	-0.2	-		-0.2	3.7	1.1	4.8	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-		-	-	-0.1	-	-	-	-
Production	-0.3	-	-	-0.3	-4.7	-	-4.7	-	-	-
At December 31, 2019	1.3	1.8		3.1	14.2	9.4	23.6	-	-	-

	Natural Gas Liquids			BOE
Factors	Proved (MMbbl)	Probable (MMbbl)	Proved + Probable (MMbbl)	Proved (MMboe)	Probable (MMboe)	Proved + Probable (MMboe)
At December 31, 2018	-	-	-	15.9	9.8	25.7
Discoveries	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	1.1	0.3	1.4
Technical Revisions	-	-	-	3.5	1.1	4.6
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-
Production	-	-	-	-5.0	-	-5.0
At December 31, 2019	-	-	-	15.6	11.2	26.7

All evaluations and reviews of future net revenues are stated prior to any provision for interest costs or general and administrative costs, and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned.  It should not be assumed that the estimated future net revenues shown below are representative of the fair market value of the Company’s properties.  There is no assurance that such price and cost assumptions will be attained, and variances could be material.  The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, statements relating to "reserves" which are, by their nature, forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves or resources, as applicable, described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future; expected production amounts in the future and the product types and quantities of such product types; the plans for the Company's 2020 Canadian drilling program and the details thereof; the Company's expectation relating to the performance of the South Harmattan Cardium prospect; and other matters. The recovery and reserve estimates of TransGlobe's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Leonard Herchen, Vice President of GLJ Petroleum Consultants, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this announcement which relates to the reserves evaluation prepared by GLJ and has confirmed that the information presented is accurate. Mr Herchen obtained a Bachelor of Science Degree in Engineering Physics from Queen’s University.  He is a Registered Professional Engineer in the province of Alberta and has in excess of 28 years’ experience in engineering studies relating to oil and gas fields.

Oil & Gas Information

Certain Defined Terms

"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

“Possible” reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the actual remaining quantities recovered will equal or exceed the sum of the estimated proved + probable + possible reserves.

“Gross Reserves” are the Company’s working interest (operating and non-operating) share before deduction of royalties and without including any royalty interests of the Company.

“Net Reserves” are the Company’s working interest share after the deduction of royalties. Net reserves in Egypt include the Company’s share of future cost recovery and production sharing oil after the Government’s royalty based interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

“Developed” reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

“Developed Producing” reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption or production must be known with reasonable certainty.

“Developed Non-Producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption is unknown.

“Undeveloped” reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classifications (proved, probable, possible) to which they are assigned.

This press release discloses estimates of light and medium crude oil and heavy oil. Light crude oil is crude oil with a relative density greater than 31.1 degrees API gravity, medium crude oil is crude oil with a relative density greater than 22.3 degrees API gravity and less than or equal to 31.1 degrees API gravity, and heavy crude oil is crude oil with a relative density greater than 10 degrees API gravity and less than or equal to 22.3 degrees API gravity.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The discounted and undiscounted net present value of future net revenues attributable to the reserves disclosed herein do not represent the fair market value of such reserves. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

This press release contains a number of oil and gas metrics, including the percentage replacement of 2018 production, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. Replacement of production ratio is defined as the change in period reserves excluding economic and acquisition and divestures factors divided by the period production.

The following abbreviations used in this press release have the meanings set forth below:

bbls	barrels
Mbbl	thousand barrels
MMbbl	million barrels
Mbbl/d	thousand barrel per day
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
Mboepd	thousand barrels of oil equivalent per day
MMboe	million barrels of oil equivalent
Bopd	barrels of oil per day
Mbopd	thousand barrels of oil per day
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
Bcf	billion cubic feet
NGL	Natural Gas Liquids
MM	million

PRODUCTION DISCLOSURE

Guidance - Corporate

14.5 Mboepd	2.2 Mbbl/d	Light and Medium Crude
	10.8 Mbbl/d	Heavy Crude
	5.9 MMcf/d	Natural Gas
	0.5 Mbbl/d	Associated Natural Gas Liquids

15.5 Mboepd	2.4 Mbbl/d	Light and Medium Crude
	11.5 Mbbl/d	Heavy Crude
	6.3 MMcf/d	Natural Gas
	0.6 Mbbl/d	Associated Natural Gas Liquids

15.0 Mboepd	2.3 Mbbl/d	Light and Medium Crude
	11.1 Mbbl/d	Heavy Crude
	6.1 MMcf/d	Natural Gas
	0.6 Mbbl/d	Associated Natural Gas Liquids

Guidance – Egypt

11.9 Mbopd	1.1 Mbbl/d	Light and Medium Crude
	10.8 Mbbl/d	Heavy Crude

12.7 Mbopd	1.2 Mbbl/d	Light and Medium Crude
	11.5 Mbbl/d	Heavy Crude

Guidance – Canada

2.6 Mboepd	1.1 Mbbl/d	Light and Medium Crude
	5.9 MMcf/d	Natural Gas
	0.5 Mbbl/d	Associated Natural Gas Liquids

2.8 Mboepd	1.2 Mbbl/d	Light and Medium Crude
	6.3 MMcf/d	Natural Gas
	0.6 Mbbl/d	Associated Natural Gas Liquids

Guidance – Previous

15.5 MBoepd	2.2 Mbbl/d	Light and Medium Crude
	12.0 Mbbl/s	Heavy Crude
	5.0 MMcf/d	Natural Gas
	0.5 Mbbl/d	Associated Natural Gas Liquids

Production – December 2019

15.3 MBoepd	2.4 Mbbl/d	Light and Medium Crude
	11.2 Mbbl/s	Heavy Crude
	6.5 MMcf/d	Natural Gas
	0.6 Mbbl/d	Associated Natural Gas Liquids

Production – Year End 2019

16.0 MBoepd	2.2 Mbbl/d	Light and Medium Crude
	12.4 Mbbl/s	Heavy Crude
	5.2 MMcf/d	Natural Gas
	0.5 Mbbl/d	Associated Natural Gas Liquids

South Harmattan Well – IP30

417 Boepd	379 bbl/d	Light Oil
	197 Mcf/d	Natural Gas
	6 bbl/d	Associated Natural Gas Liquids

South Harmattan Well – IP60

341 Boepd	302 bbl/d	Light Oil
	196 Mcf/d	Natural Gas
	6 bbl/d	Associated Natural Gas Liquids

For further information, please contact:
TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Sole Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

FTI Consulting (Financial PR)	+44 (0) 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan

Tailwind Associates (Investor Relations)
Darren Engels	darren@tailwindassociates.ca http://www.tailwindassociates.ca +1 403.618.8035 investor.relations@trans-globe.com http://www.trans-globe.com +1 403.264.9888